Exhibit 21.1     Subsidiaries
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Sequiam Software, Inc., a California corporation, doing business as Sequiam and Sequiam, Inc.

Sequiam Communications, Inc. (formerly Brekel Group, Inc.), a Delaware corporation, doing business as Sequiam Sports.

Sequiam Biometrics, Inc., a Florida corporation.

Sequiam Education, Inc., a Florida corporation

Fingerprint Detection Technologies, Inc., a Florida corporation